SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          Schedule 13G
            Under the Securities Exchange Act of
                        1934 (Amendment No.__ )*
                    TMBR/Sharp Drilling, Inc.
                ________________________________
                        (Name of Issuer)

                          Common Stock
                ________________________________
                 (Title of Class of Securities)

                            87257P10
                        ________________
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information  required in the remainder of  this  cover
page shall     not be deemed to be "filed" for the purpose of
Section  18
of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).
CUSIP No. 87257P10       13G       Page 2 of 5 Pages
       _____________                   ___  ___
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     State Street Research & Management Company
     #13-31424135

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  [  ]
                                             (b)  [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is in Boston, MA.


                         5.   SOLE VOTING POWER
                            338,600
     NUMBER OF
     SHARES                   6.   SHARED VOTING POWER
     BENEFICIALLY                  -0-
     OWNED BY EACH
     REPORTING           7.   SOLE DISPOSITIVE POWER
     PERSON WITH                   367,700

                         8.   SHARED DISPOSITIVE POWER
                              -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
          367,700

10.   CHECK  BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          10.9%

12.  TYPE OF REPORTING PERSON

          Investment adviser

              *SEE     INSTRUCTIONS    BEFORE     FILLING
OUT SCHEDULE G

     Item 1(a).     Name of Issuer
          TMBR/Sharp Drilling, Inc.

     Item 1(b).     Address of Issuer's Principal Office
          4607 West Industrial Blvd.
          Midland, Texas  79709


     Item 2(a).     Name of Person Filing
          State Street Research & Management Company

     Item 2(b).     Address of Principal Business Office
          One Financial Center, 30th Floor
          Boston, MA  02111-2690

     Item 2(c).     Citizenship
           Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is Boston, MA

     Item 2(d).     Title of Class of Securities
          Common Stock

     Item 2(e).     CUSIP Number
          87257P10

      Item 3.   If this statement is filed pursuant to Rules
13d1(b), or 13d-2(b), check whether the person filing is a:

           (a)  [ ] Broker or dealer registered under Section
15 of the Act
          (b)  [ ] Bank as defined in Section 3(a)(6) of the
           Act (c)   [  ] Insurance Company  registered under
           Section
3(a)(19) of the Act
           (d) [ ] Investment company registered under Section 8 of the Investment Company Act
           (e)   [x] Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940
           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see Section 240.13d1(b)(1)(ii)(F)
           (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
           (h)   [  ]  Group, in accordance with Section
240.13d1(b)(1)(ii)(H)
SCHEDULE G

     Item 4.   Ownership
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.
     (a)  Amount beneficially owned:    367,600
     (b)  Percent of Class:   10.9%
      (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote:
                    338,600
          (ii)      shared power to vote or to direct the vote:
                    -0-
           (iii)      sole  power to dispose  or  to  direct
the
disposition of:     367,700
           (iv)       shared  power  to  dispose  or  direct
the
disposition of:     -0-

           State Street Research & Management Company disclaims any beneficial interest in any of the foregoing securities

     Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class,
such  person should  be  identified.   A listing of  the
shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

All foregoing shares are in fact owned by clients of State
Street Research & Management Company
SCHEDULE G

       Item   7.    Identification  and  Classification  of
the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

               Inapplicable
      Item 8. Identification and Classification of Members of the Group.
If  a  group  has  filed  this schedule  pursuant  to  Rule

13d1(b)(ii)(H),  so indicate under Item 3(b) and attach  an

exhibit stating the identity and Item 3 classification of each member  of the  group.  If a group has filed this schedule

pursuant to  Rule 13d-1(c),  attach an exhibit stating the

identity of each  member of the group.

               Inapplicable

     Item 9.   Notice of Dissolution of Group

               Inapplicable

     Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.


After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date:     October 9, 1996
               Signature: /s/ Mark Passacantando
               Mark Passacantando
               Director of Compliance Assistant
               Vice President